

April 7, 2010

Carmen Amalia Corrales, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

   Re: The Republic of Argentina (the "Republic")

Dear Ms. Corrales:

   We note the refusal of an Argentine court to enforce a U.S. court judgment arising from Argentina's defaulted debt. Specifically, on March 2, 2010 the National Court of First Instance, based on Argentina's sovereign immunity, denied the enforcement of a judgment from the U.S. District Court for the Southern District of New York arising from Argentina's defaulted debt.

   We hereby confirm our request, as recently discussed, that Argentina revise its disclosure, including risk disclosure, via post-effective amendment to its registration statement on Schedule B (file no. 333-163784) and amendment to its Annual Report on Form 18-K/A (33-70734) to describe these and any other developments with specificity. The revised disclosure should clearly indicate that Argentina has invoked sovereign immunity to oppose bondholders seeking to enforce U.S. judgments in Argentine courts. Disclosure should also be made of all other material developments.

   Please direct any questions about these comments to me at (202) 551-3450.

        Sincerely,

        Michael Coco
        Senior International Counsel

<u>via facsimile</u>:
Cleary Gottlieb Steen & Hamilton LLP
(212) 225-3999